NEWS RELEASE

Orla Expands High-Grade Mineralization 800 Metres Beyond Current Resource in Extension Drilling at Camino Rojo, Mexico

Vancouver, BC – December 10, 2024 - **Orla Mining Ltd.** (TSX: OLA; NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an update on exploration at the Camino Rojo Extension, now referred to as "Zone 22".

Summary Details:

- **Expanded Resource Potential:** Drilling has extended mineralization 800 metres beyond the current open-pit resource, with Zone 22 remaining open at depth and along strike.

- **Drilling Progress:** Over 32,000 metres drilled in 2024, with an additional 3,000 metres planned by year-end.

- **High-Grade Intersections**: Notable results include 31.5 g/t AuEq over 2.7m and 11.2 g/t AuEq over 4.5m, among others.

- **Copper-Gold Discovery:** A distinct Cu-Au-Ag mineralization event was identified, with copper grades up to 4.95%.

- **Upcoming Resource Estimate**: An initial underground resource estimate for the Camino Rojo Sulphides, incorporating historical and 2024 Caracol-hosted intersections as well as a portion of the newly defined Zone 22 mineralization, is expected in early 2025, supporting a Preliminary Economic Assessment.

Drill Highlights:

- 31.5 g/t AuEq over 2.7m, incl. 143.4 g/t AuEq over 0.6m (Hole CRSX24-36C)
- 11.2 g/t AuEq over 4.5m, incl. 22.4 g/t AuEq over 1.3m (Hole CRSX24-40A)
- 11.1 g/t AuEq over 2.8m, incl. 16.9 g/t AuEq over 1.5m (Hole CRSX24-40A)
- 5.68 g/t AuEq over 4.9m, incl. 27.8 g/t AuEq over 0.5m (Hole CRSX24-31)

"The existing mineralization in the upper Caracol-host already set a strong foundation for the initial underground sulphide resource. It is now becoming clear that the future project will be enhanced by the Zone 22 Extension, and we continue to be impressed with the drill results: high-grade, polymetallic, and favourable metallurgy. Zone 22 remains wide-spaced drilled and open down-plunge, offering significant potential for further infill and step-out drilling to contribute to both resource growth and upgrades."

– Sylvain Guerard, Orla's Senior Vice President, Exploration

Mineralization 800 metres Beyond Current Defined Resource

Recent drilling confirms both steep (dike-parallel) and flat (manto-type) high-grade polymetallic Au-Ag-Zn-(±Pb) mineralization, extending 600 metres down-plunge and 500 metres along strike, parallel to the dike structure. The deepest down-plunge holes, with the program ongoing, have intersected mineralization up to 800 metres down-plunge from the resource limit. This news release presents results from 13 drill holes (11,318 metres) completed since the June 26, 2024, release (see Figures 1 and 2).

High Grade, Polymetallic

Zone 22 shows narrow, high-grade intervals with individual grades up to 140.5 g/t Au over 0.6 m (CRSX24-36C), 393.4 g/t Ag over 1.1 m (CRSX24-39), 4.95% Cu over 1.2 m (CRSX24-36A), 13.95% Zn over 0.7 m (CRSX24-25H), and 7.23% Pb over 1.5 m (CRSX24-40A).

Twenty new significant intersections, including four with a grade-by-thickness factor exceeding 30 g/t AuEq * m (see Figure 3), were found outside the current resource. Intersections range from 0.5 to 6.8 metres, with true widths from 0.4 to 4.9 metres. One of the deepest high-grade intersections was at approximately 1,300 metres vertical depth, returning 31.5 g/t AuEq over 2.7 m, including 143.4 g/t AuEq over 0.6 m (Hole CRSX24-36C).

Copper – Gold Mineralization Event

In addition to polymetallic (Au-Ag-Zn) sulphide replacement and skarn-style mineralization characteristic of Zone 22, 2024 drilling at Camino Rojo identified a distinct Cu-Au-Ag mineralization event. This mineralization is associated with a newly identified felsic dike and was primarily intersected in the deepest down-plunge extension area by holes CRSX24-36A and CRSX24-40. Significant Cu-Au-Ag intervals with narrow high-grade copper intersections were drilled in this area, which remain open at depth and along strike, including:

- CRSX24-36A: 1.59% Cu, 1.01 g/t Au, and 63.5 g/t Ag (3.90 g/t AuEq) over 6.6m, including 4.95% Cu, 3.08 g/t Au, and 63.5 g/t Ag (12.1 g/t AuEq) over 1.2m.

- CRSX24-40: 0.91% Cu, 0.93 g/t Au, and 24.7 g/t Ag (2.45 g/t AuEq) over 15m, including 4.67% Cu, 2.69 g/t Au, and 105 g/t Ag (10.2 g/t AuEq) over 0.5m.

Drill Hole Detailed Highlights

Hole ID	From (m)	Core Length (m)	Au g/t	Ag g/t	Zn %	Cu %	Pb %	AuEq g/t
CRSX24-25H	1,026.5	0.8	13.1	27.3	13.95	0.10	0.04	20.4
CRSX24-31	705.8	0.5	10.0	64.4	7.29	0.11	0.74	14.7
and	712.5	0.7	25.9	60.2	1.52	0.06	1.21	27.8
and	827.1	4.9	4.54	6.6	2.08	0.03	0.01	5.68
incl.		0.5	24.6	15.3	6.03	0.06	0.01	27.8
and	944.0	2.9	5.65	26.6	1.43	0.04	0.13	6.76
incl.		1.5	9.34	44.5	1.16	0.06	0.23	10.6
and	1,001.3	3.9	1.83	8.3	2.23	0.17	0.01	3.24
incl.		0.6	7.75	4.8	12.30	0.09	<0.005	14.0
and	1,108.0	0.5	26.8	20.7	12.20	0.11	0.03	33.2
CRSX24-35B	1,053.1	0.5	11.8	37.6	0.83	0.20	0.08	12.9
CRSX24-36A	1,276.6	6.6	1.01	63.5	0.09	1.59	<0.005	3.90
incl.		1.2	3.08	202.0	0.16	4.95	<0.005	12.1

and	1,292.2	4.6	1.89	44.7	0.39	0.38	0.23	3.18
and	1,478.8	2.4	5.35	8.5	2.17	0.34	<0.005	6.96
incl.		0.5	22.0	15.1	4.57	0.61	<0.005	25.2
CRSX24-36C	1,064.4	0.5	8.70	309.0	7.27	0.18	4.43	17.6
and	1,444.7	2.7	30.7	3.8	1.32	0.08	0.01	31.5
incl.		0.6	140.5	9.2	5.24	0.16	0.03	143.4
CRSX24-37	1,024.9	0.5	25.1	34.4	2.68	0.03	0.03	26.9
and	1,087.0	0.6	24.3	5.9	7.17	0.08	0.01	28.0
CRSX24-38A	949.4	0.6	14.6	18.9	8.98	0.13	0.03	19.4
and	971.2	0.5	61.5	60.2	5.92	0.48	0.07	65.8
CRSX24-38B	889.4	0.5	18.1	48.1	5.13	0.14	0.06	21.4
and	903.7	0.5	12.2	46.8	9.77	0.09	0.09	17.7
and	918.5	0.5	7.38	72.1	5.36	0.12	0.31	11.1
and	951.9	0.5	13.5	22.9	0.99	0.08	0.28	14.5
and	1,110.8	5.3	3.61	2.7	0.83	0.06	0.01	4.13
incl.		1.0	15.3	6.5	3.71	0.11	0.03	17.3
CRSX24-39*	1,103.9	0.5	10.0	105.0	1.76	0.30	0.12	12.5
and	1,347.3	2.2	8.99	192.0	0.70	0.36	0.28	12.1
incl.		1.0	19.4	159.0	1.54	0.47	0.23	22.7
and	1,576.4	2.0	0.83	393.4	8.77	0.08	2.40	10.6
CRSX24-40	1,411.2	15.0	0.93	24.7	0.06	0.91	<0.005	2.45
incl.		0.5	2.69	105.0	0.15	4.67	<0.005	10.2
CRSX24-40A	1,140.8	4.5	5.17	215.1	4.59	0.14	3.33	11.2
incl.		0.8	11.0	386.0	5.30	0.12	6.35	20.4
incl.		1.3	9.88	370.0	11.55	0.20	6.62	22.4
and	1,171.8	2.8	2.99	268.5	6.77	0.16	4.29	11.1
incl.		1.5	4.26	373.0	11.4	0.17	7.23	16.9

Metal prices used in gold equivalent calculation: Au = $1,750/oz, Ag = $21 / oz, Zn = $1.20/lb, Pb = $0.90/lb, Cu = $3.50/lb. See "Gold Equivalent Calculation" below for additional information. All prices in USD. All composites are in Zone 22.
*CRSX24-39 was drilled down plunge to test continuity of system

Significance of Results

The latest 2024 drill results confirm that the Camino Rojo mineralized system remains open at depth, along the dike structure, and beyond the current resource limits. Recent drilling has intercepted high-grade Au-Ag-Zn massive sulphide mineralization which is narrower and higher grade than typical Caracol-hosted mineralization (see Figure 4). Additionally, new Cu-Au-Ag skarn-related mineralization has been discovered, suggesting potential overprinting of Au-Ag-Zn zones, which may lead to areas of enriched polymetallic mineralization.

The Au-Ag-Zn mineralization primarily follows the main dike structure and secondary parallel structures with steep geometry and sub-horizontal components extending 100-150 metres on either side of the dike and approximately 500 metres along strike (see Figure 5). Initial metallurgy results suggest compatibility with cyanide processing and flotation methods (see June 26, 2024 news release). Further metallurgical test work on both mineralization styles is planned for 2025.

In the CRSX24-40 series drillholes, approximately 900 metres down-plunge, a quartz-feldspar porphyry dike hosting chalcopyrite veins was identified. Associated higher-grade copper mineralization in this area reaches up to 4.95% Cu, along with Au-Ag, suggesting that drilling is approaching a higher-temperature zone with the potential to vector into a stronger, more mineralized part of the system, with this Cu-Au-Ag mineralization remaining open at depth and along strike.

Exploration Planning

Four rigs are operating through the end of the year to target the down-plunge extension 0.5 to 1 kilometre beyond current resources. In the first half of 2025, Orla plans to release an initial underground resource estimate for the Sulphides Project, incorporating historical and 2024 Caracol-hosted intersections as well as a portion of the newly defined Zone 22 mineralization. Additional 2025 drilling is planned to further delineate, expand, and upgrade Zone 22 resources.

This release presents drilling since the June 26, 2024 update *(Orla Mining Reports Positive Drilling Intersections and Metallurgical Results at Camino Rojo Sulphide Extension).*

Figure 1: Plan View Showing Location of Reported Drill Holes



CAMINO ROJO - ZONE 22
PLAN VIEW
ORLA CLAIM BOUNDARY
Fresnillo Layback
CRSX24-38
CRSX24-37
CRSX24-39
CRSX24-31
CRSX24-25
CRSX24-36
CRSX24-35
CRSX24-40
A
B
H
C
40
N
500m
REPORTED DRILL COLLAR
OXIDE PIT OUTLINE 2021 FS
Kp DOMAIN
Pervasive Potassic Alteration
DIKE FAULT ZONE
BRECCIA FAULT ZONE

Figure 2: Camino Rojo Long Section Overview



Figure 3: Camino Rojo Long Section Drill Result Highlights



Figure 4: Camino Rojo Cross Section Drill Intersection Highlights for Fence CRSX24-31


CRSX24-31
CROSS SECTION – LOOKING NORTHEAST
Camino Rojo Extension – 50m Section Extent
CRSX24-31
0.5m @ 14.7g/t AuEq
0.7m @ 27.8g/t AuEq
CRSX24-31
4.9m @ 5.68g/t AuEq
incl. 0.5m @ 27.8g/t AuEq
CRSX24-31
2.9m @ 6.76g/t AuEq
incl. 1.5m @ 10.6g/t AuEq
CRSX24-31
3.9m @ 3.24g/t AuEq
incl. 0.6m @ 14.0g/t AuEq
CRSX24-31
0.5m @ 33.2g/t AuEq
Current Limit of Resources
800m
CRSX24-31A
0.9m @ 23.6g/t AuEq
CRSX24-31B
15m @ 6.16g/t AuEq
incl. 0.7m @ 16.5g/t AuEq
incl. 0.8m @ 55.8g/t AuEq
incl. 0.7m @ 15.3g/t AuEq
CRSX24-31C
1.5m @ 14.2g/t AuEq
1000m
Intercepts
Reported in this press release
News release dated June 26, 2024
Histogram Scale
AuEq g/t
1
5
10
15
20
>25
Dike Fault Zone
250m
Cut off grade 2.0g/t AuEq, minimum length 1.5m, maximum consecutive internal waste 3m.

Figure 5: Camino Rojo Cross Section Drill Intersection Highlights for Fence CRSX24-36


CRSX24-36
CROSS SECTION – LOOKING NORTHEAST
Camino Rojo Extension – 50m Section Extent
CRSX23-22C
3.2m @ 19.7g/t AuEq
incl. 1.7m @ 34.7g/t AuEq
CRSX23-22A
5.6m @ 12.8g/t AuEq
incl. 0.7m @ 30.1g/t AuEq
incl. 1.7m @ 25.9g/t AuEq
1000m
CRSX24-36C
0.5m @ 17.6g/t AuEq
CRSX24-39
6.7m @ 2.06g/t AuEq
CRSX24-36C
6.0m @ 2.74g/t AuEq
1200m
CRSX24-36C
2.9m @ 4.05g/t AuEq
CRSX24-36A
6.6m @ 3.90g/t AuEq
4.6m @ 3.18g/t AuEq
CRSX24-36C
2.7m @ 31.5g/t AuEq
incl. 0.6m @ 143.4g/t AuEq
CRSX24-36A
2.4m @ 6.96g/t AuEq
incl. 0.5m @ 25.2g/t AuEq
Dike Fault Zone
Intercepts
Reported in this press release
News release dated February 22, 2024
Histogram Scale
AuEq g/t
1
5
10
15
20
>25
250m
Cut off grade 2.0g/t AuEq, minimum length 1.5m, maximum consecutive internal waste 3m.

Additional Technical Information

All mineralized interval lengths reported are down-hole intervals, with true width estimates ranging from 60-91% for the reported interval for all composites >5 grade-by-thickness factor (Au g/t*m). See Table 1 in the Appendix of this news release for estimated true widths of individual composites. A standard sampling length of 1.5 metre is used with a minimum of 0.5 metres when required based on geological contacts. Drill core is mainly HQ diameter, with reduction to NQ where necessary due to drilling depth. The reported composites were not subject to "capping" of high grades. Orla believes that applying a top cut would have a negligible effect on overall grades. Composites for the sulphide drilling were calculated using 2.0 g/t AuEq cut-off grade and maximum 3 metres consecutive waste

Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, who is the Qualified Person as defined under the definitions of National Instrument 43-101 ("NI 43-101").

To verify the information related to the 2024 drilling program at the Camino Rojo property, Mr. Guerard has visited the property in the past year; discussed logging, sampling, and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Quality Assurance / Quality Control –2024 Drill Program

All gold results at Camino Rojo were obtained by ALS Minerals (Au-AA23) using fire assay fusion and an atomic absorption spectroscopy finish. All samples are also analyzed for multi-elements, including silver, copper, lead and zinc using a four-acid digestion with ICP-AES finish (ME-ICP61) method at ALS Laboratories in Canada. If samples were returned with gold values in excess of 10 ppm or base metal values in excess of 1% by ICP analysis, samples are re-run with gold (Au-GRA21) by fire assay and gravimetric finish or base metal by (OG62) four acid overlimit methods. Drill program design, Quality Assurance/Quality Control and interpretation of results were performed by qualified persons employing a Quality Assurance/Quality Control program consistent with NI 43-101 and industry best practices. Standards were inserted at a frequency of one in every 50 samples, and blanks were inserted at a frequency of one in every 50 samples for Quality Assurance/Quality Control purposes by the Company as well as the lab. ALS Minerals and ALS Laboratories are independent of Orla. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at Camino Rojo.

For additional information on the Company's previously reported drill results, see the Company's press releases dated February 4, 2021 (*Orla Mining Provides Exploration Update*), September 12, 2022 (*Orla Mining Advances Exploration & Growth Pipeline*), January 31, 2023 (*Orla Mining Continues to Intersect Wide, Higher-Grade Sulphide Zones and Expose Deeper Potential at Camino Rojo, Mexico*), February 7, 2024 (*Orla Mining Concludes 2023 Camino Rojo Sulphides Infill Program with Strong Results*), and June 26, 2024 (*Orla Mining Reports Positive Drilling Intersections and Metallurgical Results at Camino Rojo Sulphide Extensions*).

Historical drill results at Camino Rojo were completed by Goldcorp. Inc. ("Goldcorp"), a prior owner of the project. The Company's independent qualified person, Independent Mining Consultants, Inc. was of the opinion that the drilling and sampling procedures for Camino Rojo drill samples by Goldcorp (and prior to its acquisition by Goldcorp, Canplats Resources Corporation) were reasonable and adequate for the purposes of the Camino Rojo Report (as defined below), and that the Goldcorp QA/QC program met or exceeded industry standards. For additional information, see the Company's technical report entitled "*Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico*" dated January 11, 2021 (the "Camino Rojo Report"), which is available on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

Gold Equivalent Calculations

The following metal prices in USD were used for the gold metal equivalent calculations: $1,750/oz gold, $21/oz silver, $0.90/lb lead, $1.20/lb zinc, and $3.50/lb copper. Metal recoveries on the Sulphide Extension, based on the total recovery for the sulphide portion of the existing resource estimate, were 86% for gold, 76% for silver, 60% for lead, and 64% for zinc, and based on a preliminary study of similar carbonate replacement deposits were assumed to be 85% for copper. Metal recoveries on the Camino Rojo Extension, based on a preliminary metallurgical study, were 88% for gold and 92% for zinc, and based on a preliminary study of similar carbonate replacement deposits were assumed to be 85% for silver, 85% for lead and 85% for copper.

The following equations were used to calculate gold equivalence:

- Camino Rojo Sulphide AuEq = Au (g/t) + [Ag (g/t) * 0.0106] + [Pb (%) * 0.2460] + [Zn (%) * 0.3499] + [Cu (%) * 1.3555]

- Camino Rojo Extension AuEq = Au (g/t) + [Ag (g/t) * 0.0116] + [Pb (%) * 0.3406] + [Zn (%) * 0.4916] + [Cu (%) * 1.3247]

Analyzed metal equivalent calculations are reported for illustrative purposes only. The metal chosen for reporting on an equivalent basis is the one that contributes the most dollar value after accounting for the recoveries used above.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has two material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico and (2) South Railroad, located in Nevada, United States. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 139,000 hectares which contains a large oxide and sulphide mineral resource. Orla is also developing the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. Orla has also entered into a definitive agreement with a subsidiary of Newmont Corporation to acquire the Musselwhite Mine, located in Ontario, Canada. This transaction is subject to certain conditions and is expected to close in the first quarter of 2025. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding: the potential mineralization at Camino Rojo based on the 2024 drill program, including the potential for additional gold, silver, copper and zinc mineralization, the enhancement of the project by the Zone 22 Extension and resource growth and upgrades; the timing of the underground mineral resource estimate at Camino Rojo; the Company's proposed transaction for the Musselwhite Mine and the closing thereof; and other statements regarding the Company's future drill and metallurgical programs, including the expected benefits and results thereof. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold and silver; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company's ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company's credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at the Camino Rojo Project and develop the entire Camino Rojo Project mineral resources estimate; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as

and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company's dependence on the Camino Rojo oxide mine; risks related to the Company's indebtedness; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; risks related to the Company's proposed transaction with Newmont Corporation for the Musselwhite Mine, including shareholder, regulatory and other approvals; risks related to the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo plc with respect to accessing certain additional portions of the mineral resource at the Camino Rojo Project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo Project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; litigation risks; the Company's ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; the Company's significant shareholders; gold industry concentration; shareholder activism; other risks associated with executing the Company's objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 19, 2024, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Appendix: Drill Results

Table 1: Camino Rojo Sulphide Extension Composite Drill Results (Composites 2g/t AuEq cog)

HOLE-ID	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Au g/t	Ag g/t	Zn %	Cu %	Pb %	AuEq g/t (Au+Ag+Cu +Pb+Zn)	AuEq GXM	Including 5.0g/t AuEq COG	Including 10g/t AuEq HG	Litho
CRSX24-25H	742.50	744.00	1.5	1.3	2.09	1.2	0.02	<0.005	<0.005	2.12	3.18			Indidura
CRSX24-25H	871.00	872.40	1.4	1.2	0.03	231.0	0.05	0.04	<0.005	2.79	3.91			Indidura
CRSX24-25H	927.70	928.80	1.1	1.0	1.78	13.2	3.70	0.11	0.03	3.90	4.29			Cuesta de Cura
CRSX24-25H	1026.45	1027.30	0.8	0.7	13.05	27.3	13.95	0.10	0.04	20.38	17.32	0.8m @ 20.38g/t AuEq (13.05g/t Au, 27.3g/t Ag, 0.1% Cu, 0.04% Pb, 13.95% Zn)	0.8m @ 20.38g/t AuEq (13.05g/t Au, 27.3g/t Ag, 0.1% Cu, 0.04% Pb, 13.95% Zn)	Cuesta de Cura
CRSX24-25H	1128.55	1130.00	1.5	1.3	0.62	34.2	0.04	0.78	<0.005	2.07	3.00			Cuesta de Cura
CRSX24-25H	1134.00	1135.50	1.5	1.3	6.33	19.4	0.04	0.50	<0.005	7.24	10.86	1.5m @ 7.24g/t AuEq (6.33g/t Au, 19.4g/t Ag, 0.5% Cu, <0.005% Pb, 426ppm Zn)		Cuesta de Cura
CRSX24-25H	1145.20	1147.20	2.0	1.8	2.86	1.6	0.40	0.02	0.02	3.11	6.23			La PeÃ±a
CRSX24-25H	1212.15	1212.90	0.8	0.7	3.12	15.8	7.36	0.11	0.03	7.07	5.30			La PeÃ±a
CRSX24-25H	1292.00	1293.50	1.5	1.3	2.20	4.8	<0.005	0.01	<0.005	2.28	3.41			Cupido
CRSX24-31	705.80	706.30	0.5	0.4	10.00	64.4	7.29	0.11	0.74	14.72	7.36		0.5m @ 14.72g/t AuEq (10g/t Au, 64.4g/t Ag, 0.1% Cu, 0.74% Pb, 7.29% Zn)	Indidura
CRSX24-31	712.50	713.20	0.7	0.5	25.90	60.2	1.52	0.06	1.21	27.84	19.49	0.7m @ 27.84g/t AuEq (25.9g/t Au, 60.2g/t Ag, 0.06% Cu, 1.21% Pb, 1.52% Zn)	0.7m @ 27.84g/t AuEq (25.9g/t Au, 60.2g/t Ag, 0.06% Cu, 1.21% Pb, 1.52% Zn)	Indidura
CRSX24-31	747.00	748.00	1.0	0.7	2.12	27.5	0.96	0.02	0.23	3.02	3.02			Indidura
CRSX24-31	779.00	779.80	0.8	0.6	5.86	17.1	0.55	0.03	0.37	6.50	5.20			Indidura
CRSX24-31	805.50	807.25	1.8	1.3	1.99	4.3	0.20	0.01	0.01	2.15	3.77			Indidura
CRSX24-31	827.10	831.95	4.9	4.3	4.54	6.6	2.08	0.03	0.01	5.68	27.56	4.9m @ 5.68g/t AuEq (4.54g/t Au, 6.6g/t Ag, 0.03% Cu, 0.01% Pb, 2.08% Zn)	0.5m @ 27.83g/t AuEq (24.6g/t Au, 15.3g/t Ag, 0.06% Cu, 0.01% Pb, 6.03% Zn)	827.1 - 827.5 Indidura 827.5 - 831.95 Cuesta de Cura
CRSX24-31	835.50	837.00	1.5	1.1	2.38	25.7	2.07	0.08	0.01	3.81	5.71			Cuesta de Cura
CRSX24-31	944.00	946.85	2.9	2.1	5.65	26.6	1.43	0.04	0.13	6.76	19.27	1.5m @ 10.59g/t AuEq (9.34g/t Au, 44.5g/t Ag, 0.06% Cu, 0.23% Pb, 1.16% Zn)	1.5m @ 10.59g/t AuEq (9.34g/t Au, 44.5g/t Ag, 0.06% Cu, 0.23% Pb, 1.16% Zn)	Cuesta de Cura
CRSX24-31	996.70	997.60	0.9	0.8	5.26	3.3	1.33	0.02	<0.005	5.97	5.38			Cuesta de Cura
CRSX24-31	1001.30	1005.20	3.9	3.4	1.83	8.3	2.23	0.17	0.01	3.24	12.64	0.6m @ 13.97g/t AuEq (7.75g/t Au, 4.8g/t Ag, 0.09% Cu, <0.005% Pb, 12.3% Zn)	0.6m @ 13.97g/t AuEq (7.75g/t Au, 4.8g/t Ag, 0.09% Cu, <0.005% Pb, 12.3% Zn)	Cuesta de Cura
CRSX24-31	1108.00	1108.50	0.5	0.4	26.80	20.7	12.20	0.11	0.03	33.20	16.60	0.5m @ 33.2g/t AuEq (26.8g/t Au, 20.7g/t Ag, 0.11% Cu, 0.03% Pb, 12.2% Zn)	0.5m @ 33.2g/t AuEq (26.8g/t Au, 20.7g/t Ag, 0.11% Cu, 0.03% Pb, 12.2% Zn)	La PeÃ±a
CRSX24-35B	1000.00	1001.50	1.5	1.3	2.62	0.5	0.02	<0.005	<0.005	2.64	3.96			Cuesta de Cura
CRSX24-35B	1041.35	1048.10	6.8	4.9	1.63	18.5	1.20	0.06	0.03	2.53	17.06			Cuesta de Cura
CRSX24-35B	1053.05	1053.55	0.5	0.4	11.80	37.6	0.83	0.20	0.08	12.93	6.46		0.5m @ 12.93g/t AuEq (11.8g/t Au, 37.6g/t Ag, 0.2% Cu, 0.08% Pb, 0.82% Zn)	Cuesta de Cura
CRSX24-35B	1058.70	1059.20	0.5	0.4	6.10	41.1	1.72	0.31	0.04	7.84	3.92			Cuesta de Cura
CRSX24-36A	1051.40	1051.90	0.5	0.4	4.68	38.0	1.92	0.04	0.05	6.14	3.07			Cuesta de Cura
CRSX24-36A	1276.60	1283.15	6.6	5.1	1.01	63.5	0.09	1.59	<0.005	3.90	25.53	1.2m @ 12.06g/t AuEq (3.08g/t Au, 202g/t Ag, 4.95% Cu, <0.005% Pb, 0.16% Zn)	1.2m @ 12.06g/t AuEq (3.08g/t Au, 202g/t Ag, 4.95% Cu, <0.005% Pb, 0.16% Zn)	La PeÃ±a
CRSX24-36A	1292.20	1296.85	4.6	3.6	1.89	44.7	0.39	0.38	0.23	3.18	14.78	1.2m @ 7.83g/t AuEq (4.94g/t Au, 119g/t Ag, 0.44% Cu, 0.84% Pb, 1.32% Zn)		La PeÃ±a
CRSX24-36A	1303.75	1304.30	0.5	0.5	2.71	59.3	0.09	1.80	<0.005	5.83	3.21			La PeÃ±a
CRSX24-36A	1478.80	1481.15	2.4	2.0	5.35	8.5	2.17	0.34	<0.005	6.96	16.35	0.5m @ 25.23g/t AuEq (22g/t Au, 15.1g/t Ag, 0.61% Cu, <0.005% Pb, 4.57% Zn)	0.5m @ 25.23g/t AuEq (22g/t Au, 15.1g/t Ag, 0.61% Cu, <0.005% Pb, 4.57% Zn)	Cupido
CRSX24-36C	1064.35	1064.85	0.5	0.4	8.70	309.0	7.27	0.18	4.43	17.61	8.80	0.5m @ 17.61g/t AuEq (8.7g/t Au, 309g/t Ag, 0.18% Cu, 4.43% Pb, 7.27% Zn)	0.5m @ 17.61g/t AuEq (8.7g/t Au, 309g/t Ag, 0.18% Cu, 4.43% Pb, 7.27% Zn)	Cuesta de Cura
CRSX24-36C	1213.20	1219.25	6.0	4.4	1.91	17.7	0.65	0.21	0.04	2.74	16.56	1.5m @ 6.02g/t AuEq (5.02g/t Au, 28.5g/t Ag, 0.22% Cu, 0.06% Pb, 0.74% Zn)		1213.2 - 1216.4 Cuesta de Cura

														1216.4 - 1219.25 La PeÃ±a
CRSX24-36C	1223.00	1227.00	4.0	3.6	0.93	20.8	0.03	0.63	<0.005	2.02	8.10			La PeÃ±a
CRSX24-36C	1256.85	1258.05	1.2	1.1	0.65	36.6	1.11	0.78	0.02	2.65	3.18			La PeÃ±a
CRSX24-36C	1303.60	1306.50	2.9	2.6	3.63	9.4	0.01	0.23	<0.005	4.05	11.76	1.4m @ 6.17g/t AuEq (6g/t Au, 3.9g/t Ag, 0.09% Cu, <0.005% Pb, 0.01% Zn)		La PeÃ±a
CRSX24-36C	1388.80	1389.35	0.5	0.4	5.41	3.6	0.03	0.21	0.01	5.75	3.16			Cupido
CRSX24-36C	1437.70	1440.00	2.3	2.1	2.27	1.5	0.61	0.02	<0.005	2.61	6.00			Cupido
CRSX24-36C	1444.70	1447.40	2.7	1.9	30.74	3.8	1.32	0.08	0.01	31.54	85.16	2.7m @ 31.54g/t AuEq (30.74g/t Au, 3.8g/t Ag, 0.08% Cu, 0.01% Pb, 1.32% Zn)	0.6m @ 10.43g/t AuEq (9.51g/t Au, 8.1g/t Ag, 0.2% Cu, <0.005% Pb, 1.14% Zn) 0.6m @ 143.41g/t AuEq (140.5g/t Au, 9.2g/t Ag, 0.16% Cu, 0.03% Pb, 5.24% Zn)	Cupido
CRSX24-37	825.00	826.50	1.5	1.2	1.92	1.8	0.14	0.02	<0.005	2.03	3.05			Indidura
CRSX24-37	891.58	892.80	1.2	1.0	2.85	10.9	0.74	0.15	0.01	3.53	4.31			Cuesta de Cura
CRSX24-37	927.55	928.55	1.0	0.9	5.49	63.8	3.06	0.12	0.13	7.94	7.94	1m @ 7.94g/t AuEq (5.49g/t Au, 63.8g/t Ag, 0.12% Cu, 0.13% Pb, 3.06% Zn)		Cuesta de Cura
CRSX24-37	961.00	962.50	1.5	1.2	6.52	9.5	3.29	0.03	0.02	8.30	12.45	1.5m @ 8.3g/t AuEq (6.52g/t Au, 9.5g/t Ag, 0.03% Cu, 0.02% Pb, 3.29% Zn)		Cuesta de Cura
CRSX24-37	981.00	982.50	1.5	1.2	1.29	16.3	1.31	0.01	0.03	2.15	3.23			Cuesta de Cura
CRSX24-37	996.50	998.20	1.7	1.3	4.83	2.4	0.87	0.02	<0.005	5.31	9.02	1.7m @ 5.31g/t AuEq (4.83g/t Au, 2.4g/t Ag, 0.02% Cu, <0.005% Pb, 0.87% Zn)		Cuesta de Cura
CRSX24-37	1024.90	1025.40	0.5	0.4	25.10	34.4	2.68	0.03	0.03	26.87	13.44	0.5m @ 26.87g/t AuEq (25.1g/t Au, 34.4g/t Ag, 0.03% Cu, 0.03% Pb, 2.68% Zn)	0.5m @ 26.87g/t AuEq (25.1g/t Au, 34.4g/t Ag, 0.03% Cu, 0.03% Pb, 2.68% Zn)	Cuesta de Cura
CRSX24-37	1034.15	1034.75	0.6	0.5	2.63	41.8	5.22	0.24	0.02	6.01	3.60			Cuesta de Cura
CRSX24-37	1061.00	1062.50	1.5	1.2	2.37	3.3	0.03	<0.005	<0.005	2.43	3.64			Cuesta de Cura
CRSX24-37	1075.80	1078.60	2.8	2.4	1.04	12.5	1.84	0.07	0.01	2.18	6.11			Cuesta de Cura
CRSX24-37	1086.95	1087.60	0.6	0.6	24.30	5.9	7.17	0.08	0.01	28.00	18.20	0.6m @ 28g/t AuEq (24.3g/t Au, 5.9g/t Ag, 0.08% Cu, 0.01% Pb, 7.17% Zn)	0.6m @ 28g/t AuEq (24.3g/t Au, 5.9g/t Ag, 0.08% Cu, 0.01% Pb, 7.17% Zn)	Cuesta de Cura
CRSX24-37	1119.80	1121.40	1.6	1.2	0.40	2.9	4.23	0.03	<0.005	2.55	4.08			La PeÃ±a
CRSX24-37	1201.50	1203.00	1.5	1.2	8.96	13.0	0.02	0.03	0.01	9.16	13.75	1.5m @ 9.16g/t AuEq (8.96g/t Au, 13g/t Ag, 0.03% Cu, 0.01% Pb, 0.02% Zn)		La PeÃ±a
CRSX24-37	1271.95	1276.05	4.1	3.5	2.42	29.4	0.05	0.11	0.07	2.95	12.09	1.1m @ 7.51g/t AuEq (7.26g/t Au, 2.3g/t Ag, 0.16% Cu, 0.01% Pb, <0.005% Zn)		La PeÃ±a
CRSX24-37	1313.05	1314.00	1.0	0.7	0.27	2.9	11.85	0.11	<0.005	6.27	5.95			Cupido
CRSX24-38A	890.20	892.00	1.8	1.6	2.28	10.0	0.68	0.02	0.03	2.76	4.97			Cuesta de Cura
CRSX24-38A	899.35	902.55	3.2	2.3	3.42	22.9	2.46	0.05	0.05	4.98	15.93	1.2m @ 8.35g/t AuEq (5.93g/t Au, 24.4g/t Ag, 0.07% Cu, 0.04% Pb, 4.12% Zn)		Cuesta de Cura
CRSX24-38A	949.35	950.00	0.6	0.6	14.60	18.9	8.98	0.13	0.03	19.41	12.62	0.6m @ 19.41g/t AuEq (14.6g/t Au, 18.9g/t Ag, 0.12% Cu, 0.03% Pb, 8.98% Zn)	0.6m @ 19.41g/t AuEq (14.6g/t Au, 18.9g/t Ag, 0.12% Cu, 0.03% Pb, 8.98% Zn)	Cuesta de Cura
CRSX24-38A	971.15	971.65	0.5	0.4	61.50	60.2	5.92	0.48	0.07	65.77	32.88	0.5m @ 65.77g/t AuEq (61.5g/t Au, 60.2g/t Ag, 0.48% Cu, 0.07% Pb, 5.92% Zn)	0.5m @ 65.77g/t AuEq (61.5g/t Au, 60.2g/t Ag, 0.48% Cu, 0.07% Pb, 5.92% Zn)	Cuesta de Cura
CRSX24-38A	1047.00	1047.65	0.7	0.5	5.47	9.8	0.01	0.08	<0.005	5.70	3.71			Cuesta de Cura
CRSX24-38A	1132.65	1133.90	1.3	1.1	3.96	8.5	4.31	0.11	0.01	6.32	7.90			Cuesta de Cura
CRSX24-38A	1158.05	1158.85	0.8	0.6	3.60	10.5	5.65	0.20	0.01	6.77	5.42			Cuesta de Cura
CRSX24-38A	1165.80	1166.30	0.5	0.5	6.36	11.7	4.48	0.08	0.01	8.81	4.40			La PeÃ±a
CRSX24-38B	889.35	889.85	0.5	0.4	18.10	48.1	5.13	0.14	0.06	21.38	10.69	0.5m @ 21.38g/t AuEq (18.1g/t Au, 48.1g/t Ag, 0.14% Cu, 0.07% Pb, 5.13% Zn)	0.5m @ 21.38g/t AuEq (18.1g/t Au, 48.1g/t Ag, 0.14% Cu, 0.07% Pb, 5.13% Zn)	Cuesta de Cura
CRSX24-38B	903.70	904.20	0.5	0.4	12.20	46.8	9.77	0.09	0.09	17.69	8.85	0.5m @ 17.69g/t AuEq (12.2g/t Au, 46.8g/t Ag, 0.09% Cu, 0.09% Pb, 9.77% Zn)	0.5m @ 17.69g/t AuEq (12.2g/t Au, 46.8g/t Ag, 0.09% Cu, 0.09% Pb, 9.77% Zn)	Cuesta de Cura
CRSX24-38B	918.50	919.00	0.5	0.4	7.38	72.1	5.36	0.12	0.31	11.11	5.56		0.5m @ 11.11g/t AuEq (7.38g/t Au, 72.1g/t Ag, 0.12% Cu, 0.31% Pb, 5.36% Zn)	Breccia
CRSX24-38B	930.05	930.55	0.5	0.4	5.98	33.8	2.35	0.02	0.50	7.73	3.86			Cuesta de Cura

CRSX24-38B	951.90	952.40	0.5	0.4	13.50	22.9	0.99	0.08	0.28	14.45	7.22		0.5m @ 14.45g/t AuEq (13.5g/t Au, 22.9g/t Ag, 0.08% Cu, 0.28% Pb, 0.99% Zn)	Cuesta de Cura
CRSX24-38B	1110.80	1116.08	5.3	4.3	3.61	2.7	0.83	0.06	0.01	4.13	21.79	1m @ 17.3g/t AuEq (15.25g/t Au, 6.5g/t Ag, 0.11% Cu, 0.03% Pb, 3.71% Zn)	1m @ 17.3g/t AuEq (15.25g/t Au, 6.5g/t Ag, 0.11% Cu, 0.03% Pb, 3.71% Zn)	1110.8 - 1111.8 Breccia 1111.8 - 1113.6 FG Intrusives - hdb-bi-pl 1113.6 - 1114.73 Breccia 1114.73 - 1116.08 Cuesta de Cura
CRSX24-38B	1268.15	1268.65	0.5	0.4	4.93	38.3	1.12	0.07	0.04	6.02	3.01			Cupido
CRSX24-39	1103.89	1104.40	0.5	0.4	9.99	105.0	1.76	0.30	0.12	12.52	6.38		0.5m @ 12.52g/t AuEq (9.99g/t Au, 105g/t Ag, 0.3% Cu, 0.12% Pb, 1.76% Zn)	Cuesta de Cura
CRSX24-39	1133.40	1134.85	1.4	0.9	2.33	285.0	2.17	0.51	0.75	7.63	11.06	1.4m @ 7.63g/t AuEq (2.33g/t Au, 285g/t Ag, 0.51% Cu, 0.74% Pb, 2.17% Zn)		Cuesta de Cura
CRSX24-39	1191.35	1198.05	6.7	4.2	1.47	8.3	0.56	0.17	<0.005	2.06	13.82			Cuesta de Cura
CRSX24-39	1347.25	1349.45	2.2	1.0	8.99	192.0	0.70	0.36	0.28	12.14	26.70	1m @ 22.66g/t AuEq (19.35g/t Au, 159g/t Ag, 0.47% Cu, 0.23% Pb, 1.54% Zn)	1m @ 22.66g/t AuEq (19.35g/t Au, 159g/t Ag, 0.47% Cu, 0.23% Pb, 1.54% Zn)	Breccia
CRSX24-39	1576.40	1578.40	2.0	1.1	0.83	393.4	8.77	0.08	2.40	10.62	21.25	1.5m @ 12.92g/t AuEq (0.71g/t Au, 500g/t Ag, 0.1% Cu, 3.04% Pb, 10.65% Zn)	1.5m @ 12.92g/t AuEq (0.71g/t Au, 500g/t Ag, 0.1% Cu, 3.04% Pb, 10.65% Zn)	La PeÃ±a
CRSX24-40	1235.00	1237.00	2.0	1.8	2.99	11.2	0.56	0.02	0.02	3.43	6.86			La PeÃ±a
CRSX24-40	1240.30	1241.50	1.2	1.1	2.41	1.4	0.05	0.12	<0.005	2.61	3.14			La PeÃ±a
CRSX24-40	1266.00	1267.50	1.5	1.1	3.52	19.7	0.03	0.01	0.03	3.79	5.69			FG Intrusives - hdb-bi-pl
CRSX24-40	1386.50	1391.40	4.9	3.8	1.89	3.9	0.05	0.13	<0.005	2.13	10.42			Cupido
CRSX24-40	1405.25	1406.55	1.3	1.0	0.88	33.5	0.06	1.34	<0.005	3.07	3.99			Cupido
CRSX24-40	1411.20	1426.15	15.0	11.6	0.93	24.7	0.06	0.91	<0.005	2.45	36.57		0.5m @ 10.17g/t AuEq (2.69g/t Au, 105g/t Ag, 4.67% Cu, <0.005% Pb, 0.15% Zn)	Cupido
CRSX24-40	1442.90	1447.30	4.4	3.4	1.21	12.6	0.03	0.84	<0.005	2.49	10.97			Cupido
CRSX24-40	1483.20	1485.85	2.6	2.1	1.48	19.6	0.05	0.74	<0.005	2.71	7.19			Cupido
CRSX24-40	1519.30	1521.00	1.7	1.3	1.53	26.2	0.06	0.96	<0.005	3.14	5.33			Cupido
CRSX24-40A	1140.75	1145.22	4.5	2.7	5.17	215.1	4.59	0.14	3.33	11.24	50.23	2.8m @ 17g/t AuEq (8.07g/t Au, 299.4g/t Ag, 0.13% Cu, 5.17% Pb, 7.16% Zn)	0.8m @ 20.35g/t AuEq (10.95g/t Au, 386g/t Ag, 0.12% Cu, 6.35% Pb, 5.3% Zn) 1.3m @ 22.36g/t AuEq (9.88g/t Au, 370g/t Ag, 0.2% Cu, 6.62% Pb, 11.55% Zn)	Cuesta de Cura
CRSX24-40A	1171.75	1174.50	2.8	1.7	2.99	268.5	6.77	0.16	4.29	11.11	30.55	1.5m @ 16.87g/t AuEq (4.26g/t Au, 373g/t Ag, 0.17% Cu, 7.23% Pb, 11.4% Zn)	1.5m @ 16.87g/t AuEq (4.26g/t Au, 373g/t Ag, 0.17% Cu, 7.23% Pb, 11.4% Zn)	Cuesta de Cura
CRSX24-40C	1084.20	1085.50	1.3	0.9	0.43	32.6	7.84	0.24	0.05	5.00	6.50			Cuesta de Cura
CRSX24-40C	1162.08	1164.50	2.4	1.7	0.82	12.7	1.13	0.38	<0.005	2.03	4.92			Cuesta de Cura
CRSX24-40C	1193.70	1194.40	0.7	0.6	4.21	30.5	0.92	0.03	0.79	5.32	3.73			La PeÃ±a

Criteria: Cut off grade 2g/t AuEq, minimum length 1.5m, maximum consecutive internal waste 3m, if Au grade x length > 3 the composite will be added

Price Assumptions: Au = 1750usd oz, Ag = 21usd oz, Cu = 3.5usd lb, Zn = 1.2usd lb

Note: CRSX24-39 was drilled down plunge to test continuity of mineralized system.

Table 2: Camino Rojo Sulphide Composite Drill Results (Composites 1g/t Au cog)

HOLE-ID	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Au g/t	Ag g/t	Zn %	Cu %	Pb %	AuEq g/t (Au+Ag+Cu+Pb +Zn)	Au GXM	Including 2.0g/t Au COG	Including 10g/t Au HG	Litho
CRSX24-25H	662.40	666.50	4.1	3.2	11.88	18.3	0.11	0.03	0.04	12.17	48.72	4.1m @ 11.88g/t Au (18.3g/t Ag, 0.03% Cu, 0.04% Pb, 0.11% Zn)	0.8m @ 20.8g/t Au (17.1g/t Ag, 0.02% Cu, 0.03% Pb, 0.02% Zn) 0.6m @ 35g/t Au (30.8g/t Ag, <0.005% Cu, 0.04% Pb, 0.01% Zn)	Caracol
CRSX24-25H	683.50	686.50	3.0	2.3	1.47	3.4	0.43	0.01	0.04	1.67	4.40			Caracol
CRSX24-25H	698.50	700.00	1.5	1.2	1.39	2.0	0.10	0.01	<0.005	1.46	2.08			Caracol
CRSX24-35	452.30	453.80	1.5	1.1	3.73	10.1	<0.005	<0.005	<0.005	3.84	5.60	1.5m @ 3.73g/t Au (10.1g/t Ag, <0.005% Cu, <0.005% Pb, <0.005% Zn)		Caracol

CRSX24-35	527.50	532.00	4.5	3.2	1.25	69.0	0.66	0.01	0.43	2.34	5.64	1.5m @ 2.45g/t Au (198g/t Ag, 0.03% Cu, 1.25% Pb, 1.56% Zn)		Caracol
CRSX24-35	548.50	551.50	3.0	2.1	3.00	53.1	0.89	0.01	0.39	3.98	8.99	3m @ 3.98g/t AuEq (53g/t Ag, 0.01% Cu, 0.39% Pb, 0.89% Zn)		Caracol
CRSX24-35	568.50	571.50	3.0	2.1	1.34	27.4	0.82	0.01	0.28	1.99	4.01			Caracol
CRSX24-35	579.00	580.50	1.5	1.1	1.77	39.3	0.80	0.02	0.37	2.58	2.65			Caracol
CRSX24-35	604.50	606.00	1.5	1.1	2.86	71.2	1.23	0.01	1.04	4.32	4.29	1.5m @ 2.86g/t Au (71.2g/t Ag, 0.01% Cu, 1.03% Pb, 1.23% Zn)		Caracol
CRSX24-36C	703.50	704.00	0.5	0.4	5.92	105.0	0.03	0.05	0.04	7.12	2.96			Caracol
CRSX24-37	561.50	566.00	4.5	3.6	3.12	5.6	0.27	0.01	0.04	3.29	14.03	1.5m @ 7.4g/t Au (3g/t Ag, <0.005% Cu, <0.005% Pb, 0.11% Zn)		Caracol
CRSX24-37	576.00	577.50	1.5	1.2	9.31	95.7	1.31	0.05	1.69	11.27	13.97	1.5m @ 11.27g/t AuEq (95.7g/t Ag, 0.05% Cu, 1.69% Pb, 1.3% Zn)		Caracol
CRSX24-37	591.50	681.60	90.1	71.7	2.28	9.8	0.25	0.01	0.07	2.51	205.52	40m @ 2.78g/t Au (11.7g/t Ag, 0.02% Cu, 0.12% Pb, 0.25% Zn) 6.6m @ 6.28g/t Au (19g/t Ag, 0.03% Cu, 0.15% Pb, 1.24% Zn) 1.5m @ 7.48g/t Au (6g/t Ag, 0.02% Cu, 0.04% Pb, 0.03% Zn) 4.5m @ 3.22g/t Au (35.9g/t Ag, 0.01% Cu, 0.09% Pb, 0.17% Zn)	1.5m @ 11.5g/t Au (53.8g/t Ag, 0.01% Cu, 0.14% Pb, 0.2% Zn) 0.7m @ 12.5g/t Au (43.5g/t Ag, 0.01% Cu, 0.1% Pb, 0.28% Zn) 1.5m @ 22.8g/t Au (19g/t Ag, 0.03% Cu, 0.01% Pb, 0.12% Zn) 1.1m @ 13.2g/t Au (20.7g/t Ag, 0.02% Cu, 0.05% Pb, 0.36% Zn)	591.5 - 678.4 Caracol 678.4 - 681.6 Indidura
CRSX24-38B	656.50	664.00	7.5	6.5	3.30	12.0	0.65	0.02	0.10	3.70	24.74	7.5m @ 3.7g/t AuEq (3.3g/t Au, 12g/t Ag, 0.02% Cu, 0.1% Pb, 0.65% Zn)	1.5m @ 12.37g/t AuEq (10.95g/t Au, 29.5g/t Ag, 0.05% Cu, 0.19% Pb, 2.83% Zn)	Caracol
CRSX24-38B	681.35	683.50	2.1	1.9	4.42	7.4	0.11	<0.005	0.09	4.57	9.51	0.9m @ 9.15g/t AuEq (9g/t Au, 9.3g/t Ag, <0.005% Cu, 0.1% Pb, 0.05% Zn)		Caracol
CRSX24-38B	690.40	692.00	1.6	1.4	1.99	34.6	0.37	0.01	0.58	2.63	3.18			Caracol
CRSX24-39	578.00	596.00	18.0	12.7	1.03	11.3	0.29	0.01	0.15	1.30	18.53	1.5m @ 4.12g/t Au (16.2g/t Ag, 0.02% Cu, 0.22% Pb, 0.84% Zn) 1.5m @ 2.31g/t Au (31.2g/t Ag, 0.01% Cu, 0.44% Pb, 0.56% Zn) 1.5m @ 2.17g/t Au (15g/t Ag, 0.01% Cu, 0.22% Pb, 0.24% Zn)		Caracol
CRSX24-39	605.00	642.50	37.5	26.3	2.21	11.9	0.24	0.01	0.07	2.46	82.83	4.9m @ 9.68g/t Au (48.1g/t Ag, 0.04% Cu, 0.16% Pb, 0.61% Zn) 7m @ 2.68g/t Au (6.7g/t Ag, 0.02% Cu, 0.04% Pb, 0.23% Zn)	1.9m @ 22.2g/t Au (107g/t Ag, 0.1% Cu, 0.25% Pb, 1.03% Zn)	605 - 606.6 Caracol 606.6 - 608.55 Breccia 608.55 - 642.5 Caracol
CRSX24-39	654.50	657.50	3.0	2.1	3.94	14.9	0.49	0.04	0.07	4.34	11.81	3m @ 3.94g/t Au (14.9g/t Ag, 0.04% Cu, 0.07% Pb, 0.49% Zn)		Caracol
CRSX24-39	665.00	673.00	8.0	5.6	2.97	8.1	0.17	0.01	0.09	3.15	23.80	8m @ 2.97g/t Au (8.1g/t Ag, 0.01% Cu, 0.09% Pb, 0.17% Zn)		Caracol
CRSX24-39	693.20	695.90	2.7	1.9	29.17	54.8	0.05	0.03	0.02	29.82	78.76	0.9m @ 86.3g/t Au (161g/t Ag, 0.09% Cu, 0.06% Pb, 0.06% Zn)	0.9m @ 86.3g/t Au (161g/t Ag, 0.09% Cu, 0.06% Pb, 0.06% Zn)	Caracol
CRSX24-40	551.00	552.00	1.0	0.8	2.49	352.0	1.08	0.01	0.72	6.79	2.49			Breccia

Criteria: Cut off grade 1g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m, if Au grade x length > 1.5 the composite will be added
Price Assumptions: Au = 1750usd oz, Ag = 21usd oz, Cu = 3.5usd lb, Zn = 1.2usd lb

Table 3: Camino Rojo Sulphide Extension Drill Hole Collars

HOLE-ID	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)
CRSX24-25H	243501.5	2676087.5	1954.6	172.6	-72.73	1310.4
CRSX24-31	243665.5	2676153.9	1953.4	144.7	-77.00	1247.8
CRSX24-35	243402.0	2675997.3	1956.3	139.8	-78.00	650.0
CRSX24-35B	243402.0	2675997.3	1956.3	146.0	-65.90	1222.4
CRSX24-36A	243305.3	2676111.1	1957.9	181.4	-62.53	1561.1
CRSX24-36C	243305.3	2676111.1	1957.9	151.5	-67.52	1500.0
CRSX24-37	243682.3	2676269.9	1953.9	148.0	-70.00	1352.0
CRSX24-38A	243550.9	2676268.3	1956.0	159.9	-57.10	1251.0
CRSX24-38B	243550.9	2676268.3	1956.0	160.9	-65.30	1400.1
CRSX24-39	243796.8	2676271.4	1951.7	204.7	-61.52	1646.1
CRSX24-40	243283.1	2676079.3	1957.4	172.9	-66.00	1587.5
CRSX24-40A	243283.1	2676079.3	1957.4	145.7	-52.11	1320.0
CRSX24-40C	243283.1	2676079.3	1957.4	169.0	-60.00	1337.2